BMO Capital Markets Corp.
3 Times Square
New York, New York 10036

March 9, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Karina Dorin

Re:	G&P Acquisition Corp. Registration Statement on Form S-1 Filed February 12, 2021, as amended File No. 333-253089

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of G&P Acquisition Corp. that the effective date of the above referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on March 10, 2021, or as soon thereafter as may be practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 250 copies of the Preliminary Prospectus are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * * * *

Very truly yours,

BMO Capital Markets Corp.

By:	/s/ Eric Benedict
	Name:	Eric Benedict
	Title:	Managing Director